Corficolombiana

Nit 890.300.653-6

RECEIVED FILE No. 823437

2010 FEB 17 A 7:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bogotá, D.C., February 5, 2010



10015191

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

Ref.: Submission of Documents pursuant Del Valle SA
Corporación Financiera ~~Colombiana S.A.~~'s
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English notice to the Common Assembly Meeting
   Approval of the calling to the non-voting preferred dividend shareholders and common shareholders to the Shareholder's General Assembly Meeting to be held on March 5, 2010, according to the terms of the annexed notification. Such calling was published in Colombia on La Republica and El Pais news papers on February 3, 2010 (attached copies).

2. Spanish and English Reform to the by-laws
   The inclusion in the order of the day of the Shareholders'General Assembly Meeting to be held on March 5, 2010, of the amendment to by-laws, as indicated on the attached document.

3. Spanish and English Profit Distribution Project to be submitted to the Assembly Meeting
   The profit distribution project of the period ending on December 31, 2009, as approved by the Board of Directors to be submitted for the consideration of the Shareholder's General Assembly Meeting.

dlw 2/17

4. Spanish and English Shareholder's Representation (Resolution 116, of February 27/2002)
The decision of the Board of Directors to maintain in force the Regulations adopted by the same in order to guarantee compliance with provisions of Resolution 116 of 2002 issued by Superintendencia Financiera de Colombia (former Superintendencia de Valores). Please find attached text of the said Regulation.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclosed copy and returning if our messenger.

Very Truly yours,



ALFONSO RODRIGUEZ AZUERO
Vicepresident

Corficolombiana

Nit 890.300.653-6

FILE No. 823437

RIDER 1

Notice to the Common Assembly Meeting

Approval of the calling to the non-voting preferred dividend shareholders and common shareholders to the Shareholder´s General Assembly Meeting to be held on March 5, 2010, according to the terms of the annexed notification. Such calling was published in Colombia on La Republica and El Pais news papers on February 3, 2010 (attached copies).

FILE No. 823437

EL PRESIDENTE DE LA CORPORACIÓN FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 5 de marzo de 2010 a las 9:30 a.m., en la Carrera 7ª. No. 78-96 Piso 8º., Club El Nogal, Salón Atenas, de la ciudad.de Bogotá, D.C., para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 5 de marzo de 2010 a las 9:45 a.m., en la Carrera 7ª, No. 78-96 Piso 8º. Club El Nogal, Salón Atenas, de la ciudad de Bogotá, D.C.

El orden del día que se propondrá a los señores Accionistas es el siguiente:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Designación de la comisión para aprobación del acta de Asamblea
4. Informes de la Junta Directiva y del Presidente de la Corporación correspondientes al ejercicio julio-diciembre de 2009
5. Estados financieros individuales y consolidados con corte a 31 de diciembre de 2009
6. Dictamen del Revisor Fiscal
7. Aprobación de los informes de la administración y de los estados financieros
8. Proyecto de distribución de utilidades
9. Informe de la Junta Directiva sobre las actividades del Comité de Auditoría
10. Elección de Junta Directiva y asignación de honorarios
11. Elección del Revisor Fiscal y fijación de los honorarios y recursos para su gestión
12. Informe donaciones
13. Reforma de los estatutos sociales
14. Proposiciones y varios

Los documentos que ordenan la ley y los estatutos estarán a disposición de los Accionistas durante los quince (15) días hábiles anteriores a la fecha de la reunión, en la Secretaría General de la Corporación ubicada en la Carrera 13 No. 26-45 Piso 8º. de la ciudad de Bogotá, D.C.

Los Accionistas que no concurran personalmente, pueden hacerse representar mediante poder otorgado por escrito, que debe contener, como mínimo, el nombre del poderdante y del apoderado, la persona en quien éste puede sustituirlo, si es del caso, la fecha de la Asamblea para la que se confiere y la clase de acciones que representa. Se recuerda que, salvo los casos de representación legal, los administradores y empleados de la Corporación no podrán representar acciones distintas de las propias ni sustituir los poderes que se les confieran.

JOSÉ ELÍAS MELO ACOSTA
Presidente

VIGILADO SUPERINTENDENCIA FINANCIERA DE COLOMBIA

Corficolombiana

FILE No. 823437

EL PRESIDENTE DE LA CORPORACIÓN FINANCIERA COLOMBIANA S.A.

SE PERMITE CONVOCAR

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 5 de marzo de 2010 a las 9:30 a.m., en la Carrera 7ª. No. 78-96 Piso 8º., Club El Nogal, Salón Atenas, de la ciudad de Bogotá, D.C., para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas, que se realizará el 5 de marzo de 2010 a las 9:45 a.m., en la Carrera 7ª. No. 78-96 Piso 8º. Club El Nogal, Salón Atenas, de la ciudad de Bogotá, D.C.

El orden del día que se propondrá a los señores Accionistas es el siguiente:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Designación de la comisión para aprobación del acta de Asamblea
4. Informes de la Junta Directiva y del Presidente de la Corporación correspondientes al ejercicio julio-diciembre de 2009
5. Estados financieros individuales y consolidados con corte a 31 de diciembre de 2009
6. Dictamen del Revisor Fiscal
7. Aprobación de los informes de la administración y de los estados financieros
8. Proyecto de distribución de utilidades
9. Informe de la Junta Directiva sobre las actividades del Comité de Auditoría
10. Elección de Junta Directiva y asignación de honorarios
11. Elección del Revisor Fiscal y fijación de los honorarios y recursos para su gestión
12. Informe donaciones
13. Reforma de los estatutos sociales
14. Proposiciones y varios

Los documentos que ordenan la ley y los estatutos estarán a disposición de los Accionistas durante los quince (15) días hábiles anteriores a la fecha de la reunión, en la Secretaría General de la Corporación ubicada en la Carrera 13 No. 26-45 Piso 8º. de la ciudad de Bogotá, D.C.

Los Accionistas que no concurran personalmente, pueden hacerse representar mediante poder otorgado por escrito, que debe contener, como mínimo, el nombre del poderdante y del apoderado, la persona en quien éste puede sustituirlo, si es del caso, la fecha de la Asamblea para la que se confiere y la clase de acciones que representa. Se recuerda que, salvo los casos de representación legal, los administradores y empleados de la Corporación no podrán representar acciones distintas de las propias ni sustituir los poderes que se les confieran.

JOSÉ ELÍAS MELO ACOSTA
Presidente

VIGILADO SUPERINTENDENCIA FINANCIERA DE COLOMBIA


Corficolombiana

THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.

Is hereby calling

To the General Assembly Meeting of Non-Voting Preferred Dividend Shareholders, to be held on March 5, 2010, at 9:30 a.m., at Carrera 7 No. 78-96, Piso 8, El Nogal Club, Atenas Room, in the city of Bogota D.C., in order to advise on the General Assembly Meeting of Common Shareholders.

He is also calling the Common Shareholders and Non-Voting Preferred Dividend Shareholders to the General Assembly Meeting of Common Shareholders to be held on March 5, 2010, at 9:45 a.m., at Carrera 7 No. 78-96, Piso 8, El Nogal Club, Atenas Room, in the city of Bogota D.C.

The Order of the Day to be proposed to the Shareholders is the following:

1. Quorum verification
2. Reading and approval of the order of the day
3. Appointment of a commission to approve the minute of the Assembly
4. Corficolombiana´s Board of Directors´ and President´s report of the July-December 2009 period.
5. Individual and consolidated financial statements of Corficolombiana as of December 31, 2009.
6. Statutory Auditor´s opinion
7. Approval of the management reports and financial statements
8. Profit distribution project
9. Report of the Board of Directors on the activities of the Audit Committee.
10. Election of the Board of Directors and assignment of fees.
11. Election of the Statutory Auditor and assignment of fees and resources for his performance.
12. Report on donations
13. Amendment to by-laws
14. Proposals and miscellaneous

The documents required by the law and the by-laws are available to the Shareholders within fifteen (15) working days previous to the Meeting at the General Secretary´s Office of Corficolombiana located at Carrera 13 No. 26-45, Piso 8, in the city of Bogota D.C.

Any Shareholder who cannot personally attend the meeting may appoint a proxy with a written authorization, that will contain, but not limited to, the name of the appointor and appointee, the person to whom he may substitute his powers, as the case may be, the date of the Assembly Meeting for which the said power is conferred, and the types of shares represented. It is agreed that except in the cases of legal representation, the managers and employees of Corficolombiana may not represent any shares others than their own nor substitute the powers they are conferred.

JOSE ELIAS MELO ACOSTA
President


Corficolombiana

Corficolombiana

Nit 890.300.653-6

FILE No. 823437

RIDER 2

Reform to the by-laws

The inclusion in the order of the day of the Shareholders´General Assembly Meeting to be held on March 5, 2010, of the amendment to by-laws, as indicated on the attached document.

FILE No. 823437

REFORMA ESTATUTOS SOCIALES

Dentro de los temas que incluye el orden del día que se propondrá a la Asamblea General Ordinaria de Accionistas, de acuerdo con la convocatoria aprobada por la Junta Directiva, se encuentra el de la Reforma de los Estatutos Sociales. Lo anterior, con el objeto de atender a lo expresado por la Superintendencia Financiera de Colombia en el oficio No.2009072420 del 6 de enero de 2010, en el que dispuso someter a consideración de dicho órgano social las recomendaciones efectuadas por ese ente de control en relación con la inclusión de nuevas funciones a cargo de la Junta Directiva (artículo 46), revisión de las facultades de delegación de atribuciones o funciones por parte del Presidente de la compañía (artículos 46 y 51), incremento del parentesco civil a un grado superior al primero para efectos de la prohibición de conformación de mayorías en Junta Directiva y para ejercer el cargo de Revisor Fiscal (artículos 37 y 55) y rotación de las personas naturales que al interior de la entidad ejerzan la función de Revisor Fiscal (artículo 54).

FILE No. 823437

AMENDMENT TO THE BY-LAWS

The Amendment to the by-laws is one of the topics to be included in the order of the day to be proposed to the General Assembly Meeting of Common shareholders, pursuant to the calling of meeting approved by the Board of Directors. The above requirement is in agreement with the communication issued by Superintendencia Financiera de Colombia No. 2009072420 of January 6, 2010, providing to submit to the consideration of Corficolombiana the recommendations made by that control entity referring to the inclusion of new functions in charge of the Board of Directors (article 46), review of the attribution or function delegation powers by the President of the company (article 46 and 51), increase of kinship to a degree higher than the first degree for the purpose of prohibiting the conformation of majorities in the Board of Directors and for exercising the position of Statutory Auditor (article 37 and 55), and rotation of the legal entities exercising the function of Statutory Auditor inside the company (article 54).

RIDER 3

Profit or Loss Project to be submitted to the Assembly Meeting

The profit distribution project of the period ending on December 31, 2009, as approved by the Board of Directors to be submitted to the consideration of the Shareholder´s General Assembly Meeting.

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
DICIEMBRE DE 2009

Utilidad antes de impuestos			$	523,321,089,414
Menos: provisión de impuestos			$	3,225,314,000
Utilidad del ejercicio después de impuestos:			$	520,095,775,414
Liberar reserva futuros repartos (no gravados):			$	40,068,842,505
Liberar reserva decreto 2336 (ingresos realizados):			$	6,346,827,873
Capitalizar reserva decreto 2336 :			$	131,791,901,124
Utilidad a disposición de la Asamblea :			$	698,303,346,916
Reserva sobre valoración de inversiones Dec 2336 /95	$	448,303,438,222		
Reserva para futuros repartos	$	-		
Dividendo ordinario en efectivo de $690 por acción sobre las 160.543.030 acciones ordinarias y las 10.772.923 acciones preferenciales suscritas y pagadas a diciembre 31 de 2009. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de abril de 2010.	$	118,208,007,570		
Dividendo extraordinario en acciones de $769.29 por cada acción sobre las 160.543.030 acciones ordinarias y $769.29 por cada acción sobre las 10.772.923 acciones preferenciales suscritas y pagadas a diciembre 31 de 2009. Este dividendo se pagará en acciones, a razón de 1 acción por cada 29.832633 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 29.832633 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2009. El pago de las acciones se hará el día 1° de abril de 2010 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 5.742.569 nuevas acciones, 5.381.457 acciones ordinarias y 361.112 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 18 al 22 de enero de 2010, $22.949,99 (1), de los cuales $10 serán contabilizados en la cuenta de capital y $22.939,99 en la cuenta de reserva legal por prima en colocación de acciones.	$	131,791,901,124		
SUMAS IGUALES	**$**	**698,303,346,916**	**$**	**698,303,346,916**

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL

NOTA: El pago del dividendo extraordinario, por mandato expreso del Decreto 2336 de 1995, obligatoriamente se tiene que realizar en acciones, por provenir las utilidades a distribuir por ese concepto de la reserva constituida con las utilidades generadas como consecuencia de la aplicación de sistemas especiales de valoración de inversiones a precios de mercado no realizadas en cabeza de la sociedad.

CORPORACIÓN FINANCIERA COLOMBIANA S.A.

PROFIT DISTRIBUTION PROJECT

December 31, 2009

Profit before tax		COP 523.321.089.414
Less: tax provisions		COP 3.225.314.000
Profit after tax		COP 520.095.775.414
To release reserve for future distributions (untaxed) :		COP 40.068.842.505
To release reserve decree 2336 (realized income):		COP 6.346.827.873
To capitalize reserve decree 2336:		131.791.901.124
Profit at the disposal of the Assembly :		**698.303.346.916**
Reserve on investment valuation Dec 2336 /95	COP 448.303.438.222	
Reserve for future distributions	-	
Common dividend in cash at COP 690 per share over the 160.543.030 common shares and the 10.772.923 subscribed and paid in preferred shares as of December 31, 2009. This dividend shall be paid in six monthly allotments within the first five days of each month, starting from April, 2010.	**COP 118.208.007.570**	
Extraordinary dividend in shares at COP 769.29 per share over the 160.543.030 common shares and COP769.29 per share over the 10.772.923 subscribed and paid in preferred shares as of December 31 2009. This dividend shall be paid in shares, at one share per every 29.832633 common share and one non-voting preferred dividend share per each 29.832633 preferred, subscribed and paid in shares as of December 31, 2009. The shares will be paid on April 1, 2010 to whoever is qualified as a shareholder upon due date, according to the regulation in force. For this purpose, a total of 5.742.569 new shares, 5.381.457 common shares and 361.112 preferred shares will be issued. The par value of the shares to be submitted will be the weighted average price of the common shares traded at the stock value in the week FROM January 18th to 22nd, 2010, that is COP22.949.99 (1), of which COP10 will be accounted for on the capital account and COP 22.939.99 on the legal reserve account as a premium in THE placement of shares.	**COP 131.791.901.124**	
EQUAL AMOUNTS	**COP 698.303.346.916**	**COP 698.303.346.916**

(1)The average daily price per share was taken from INFOVAL report.

NOTE: The payment in shares of the extraordinary dividend, according to Decree 2336 of 1995, is mandatory, as it comes from the profit to ve distributed out of the reserve created with the profits originated in the applitacion of the special systems for investment valuation at market prices not made by the company.


Corficolombiana



Nit 890.300.653-6

FILE No. 823437

RIDER 4

Shareholders'Representation (Resolution 116, of February 27/2002)

The decision of the Board of Directors to maintain in force the Regulations adopted by the same in order to guarantee compliance with provisions of Resolution 116 of 2002 issued by Superintendencia Financiera de Colombia (former Superintendencia de Valores). Please find attached text of the said Regulation.

DIRECCIÓN GENERAL: Carrera 13 No.26-45 Piso 8 Bogotá D.C. Pbx.(1)2863300 Fax.(1)2860163 A.A. 11843
REGIONALES: Bogotá: Carrera 13 No. 26-49. Pbx.(1)2863300 Cali: Calle 10 No.4-47 Piso 13 Pbx.(2)8982222 Medellín: Calle 16 Sur No.43A-49 Piso 8 Pbx.(4)3197600 Barranquilla: Carrera 52 No.74-56 Of.803 Pbx.(5)3681000 Bucaramanga: Calle 52 No.35-38 Pbx. (7)6470710
Call Center 01 8000 522 238 – Bogotá 353 50 66
www.corficolombiana.com

FILE No. 823437

REGLAMENTO DE APLICACIÓN DE LA RESOLUCION 116 DE FEBRERO 27/2002 EXPEDIDA POR LA SUPERINTENDENCIA DE VALORES

RESOLUCION

La Junta Directiva en uso de sus facultades legales y estatutarias y

Considerando

1) Que la Superintendencia de Valores adicionó la Resolución 1200 de 1995, mediante la expedición de la Resolución 116 del 27 de febrero de 2002.

2) Que la Resolución 116 de 2002, en su artículo primero ordena suspender de inmediato conductas que atenten contra los derechos de los accionistas minoritarios.

3) Que en virtud de la Resolución 116 de 2002, las Juntas Directivas de las sociedades emisoras de acciones, estarán obligadas a establecer un reglamento que contenga medidas apropiadas y suficientes, orientadas a obtener un trato equitativo a todos los accionistas de la sociedad.

4) Que en virtud de los requerimientos de la Resolución 116 de 2002, y con el fin de asegurar el cumplimiento de dicha resolución, la Junta Directiva emite el siguiente reglamento.

RESUELVE

PRIMERO: CONDUCTAS PROHIBIDAS. Por medio del presente reglamento, se prohíben las siguientes conductas:

1. Incentivar, promover o sugerir a los accionistas el otorgamiento de poderes donde no aparezca claramente definido el nombre del representante para las asambleas de accionistas de las respectivas sociedades.

2. Recibir de los accionistas poderes para las reuniones de asamblea, donde no aparezca claramente definido el nombre del respectivo representante.

3. Admitir como válidos poderes conferidos por los accionistas, sin el lleno de los requisitos establecidos en el artículo 184 del Código de Comercio[1], para participar en asambleas de accionistas.

4. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido sugerir o determinar el nombre de quienes actuarán como apoderados en las asambleas a los accionistas.

5. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido recomendar a los accionistas que voten por determinada lista.

6. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido sugerir, coordinar, convenir con cualquier accionista o con cualquier representante de accionistas, la presentación en la asamblea de propuestas que hayan de someterse a su consideración.

7. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido sugerir, coordinar, convenir con cualquier accionista o con cualquier representante de accionistas, la votación a favor o en contra de cualquier proposición que se presente en la misma.

8. También deberán suspenderse las prácticas descritas en el presente artículo cuando las mismas se realicen por interpuesta persona.

9. Los administradores o los empleados de la sociedad, podrán ejercer los derechos políticos inherentes a sus propias acciones y a aquellas que representen cuando actúen en calidad de representantes legales.

10. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, éstos estarán obligados en todo momento a asegurar un trato equitativo a todos los accionistas de la compañía.

SEGUNDO: MEDIDAS CORRECTIVAS Y DE SANEAMIENTO. Los representantes legales, administradores y demás funcionarios de CORPORACION FINANCIERA COLOMBIANA S.A., deberán adoptar las siguientes medidas correctivas y de saneamiento:

1. Deberán devolver a los poderdantes los poderes que pudieren contravenir lo prescrito en el artículo primero del presente reglamento.

2. Deberán informar a los accionistas que los poderes no podrán conferirse a personas vinculadas directa o indirectamente con la administración o con los empleados de la sociedad.

3. Deberán abstenerse de recibir poderes especiales antes de la convocatoria por medio de la cual se informe los asuntos a tratar en la asamblea respectiva.

4. Deberán adoptar todas las medidas necesarias para que los funcionarios de la sociedad obren con neutralidad frente a los distintos accionistas.

5. Deberán, previa a la celebración de la asamblea de accionistas, adoptar todas las medidas apropiadas y suficientes para garantizar la participación efectiva de los accionistas en la asamblea y el ejercicio de sus derechos políticos.

TERCERO: RESPONSABLE DEL CUMPLIMIENTO DEL REGLAMENTO. Se designa al Secretario General de la Corporación Financiera Colombiana S.A. como responsable del cumplimiento del presente Reglamento. En tal condición, estará obligado a rendir un reporte cuando la Junta Directiva así lo solicite, indicando si se está dando cumplimiento al reglamento. En caso de que no se esté cumpliendo el reglamento, la Junta Directiva deberá tomar las medidas correctivas que estime pertinentes contra los representantes legales, administradores y demás funcionarios de la sociedad.

CUARTO: OBLIGACION DE LOS MIEMBROS DE LA JUNTA DIRECTIVA. Los miembros de la Junta Directiva deberán requerir antes de cada asamblea al funcionario responsable de verificar el cumplimiento de los procedimientos establecidos en el Reglamento, con el fin de que se les informe sobre el cumplimiento del mismo, y tomarán las medidas necesarias para remediar las posibles falencias detectadas.

QUINTO: INTERPRETACION. La interpretación de este reglamento estará a cargo de la Junta Directiva.

---

[1] El art. 184 del Código de Comercio exige para los poderes: (i) Que sean otorgados por escrito, (ii) Que en él se indique el nombre del apoderado y la persona que ha de sustituirlo, si es del caso, (iii) la fecha o época de la reunión o reuniones para las que se confieren. Los poderes otorgados en el exterior sólo requieren estas mismas formalidades

FILE No. 823437

REGULATION TO APPLY RESOLUTION 116 OF

FEBRUARY 27/2002 FROM SUPERINTENDENCIA DE VALORES

RESOLUTION

The Board of Directors with the legal and statutory powers conferred and

Considering

1) That Superintendencia de Valores added Resolution 1200 of 1995, with the issuance of Resolution 116 of February 27, 2002.
2) That the first article of Resolution 116 of 2002 stipulates the immediate suspension of any behavior that may attempt against the rights of minority shareholders.
3) That by virtue of Resolution 116 of 2002, the Board of Directors of issuers is required to establish a regulation containing appropriate and sufficient measures intended to provide equitable treatment to all the shareholders.
4) That by virtue of the requirements of Resolution 116 of 2002, and in order to guarantee compliance with such resolution, the Board of Directors is issuing the following regulation.

RESOLVES

ONE: FORBIDDEN BEHAVIORS. The following behaviors are forbidden by the mentioned regulation.

1. Encourage, promote and suggest the shareholders to grant powers to their respective proxy at the shareholders assembly meetings without a clear indication of the name of the said proxy.
2. Receive from the shareholders powers to participate at the shareholders assembly meetings, where the name of the respective proxy is not clearly indicated.
3. Accept the validity of the powers conferred by the shareholders, without meeting the requirements provided on article 184 of the Commerce Code[1], to attend shareholders meeting.
4. With respect to the individuals who, pursuant to the by-laws exercise the legal representation of the company, liquidators and other officials of the company, are not allowed to suggest nor determine the name of the proxies that will attend the shareholders meetings.
5. With respect to the individuals who, pursuant to the by-laws exercise the legal representation of the company, the liquidators and other officials of the company, are not allowed to encourage the shareholders to vote for a certain list.
6. With respect to the individuals who, pursuant to the by-laws exercise the legal representation of the company, the liquidators and other officials of the company, shall abstain from suggesting, coordinating, making an agreement with any shareholder or proxy, on the introduction to the assembly of proposals to be submitted to consideration.

---

[1] Article 184 of the Commerce code requires the following with respect to conferring powers: (i) Such powers are to be granted in written form, (ii) An indication of the proxy and the individual substituting him, as the case may be, shall be clearly indicated, (iii) the date or time of the meeting or meetings for which the powers are conferred. The same requirements apply to the powers granted abroad.

7. With respect to the individuals who, pursuant to the by-laws exercise the legal representation of the company, the liquidators and other officials of the company, shall abstain from suggesting, coordinating, or making any agreement with any shareholder or proxy, on voting in favor or against any proposal submitted to the assembly meeting.
8. Also, the above mentioned activities are prohibited when promoted by an intermediary.
9. The managers or employees of the company may exercise the political powers inherent to their own actions and the ones they represent when acting as legal representatives.
10. With respect to the individuals who, pursuant to the by-laws, exercise the legal representation of the company, the liquidators and other officials of the company, are required at all times to provide equal treatment to all the shareholders of the company.

TWO: CORRECTIVE MEASURES AND SETTLEMENT: The legal representatives, managers and other officials of CORPORACION FINANCIERA COLOMBIANA S.A. shall use the following corrective measures and settlement:

1. Return to principals the powers that may represent a breach to the first article of this regulation.
2. Inform the shareholders that they shall abstain from granting powers to any individual directly or indirectly engaged in the management of the company or have some kind of relationship with employees of the company.
3. Abstain from receiving special powers before the calling to the meeting whereby the issues to be treated at the respective assembly are reported.
4. Adopt any necessary measures in order to make sure the officials of the company maintain their neutrality with respect to the different shareholders.
5. Prior to the shareholders assembly meeting, adopt any appropriate and sufficient measure to guarantee the effective participation of the shareholders at the assembly and the exercise of their political powers.

THREE: COMPLIANCE WITH THE REGULATION. The General Secretary of Corporacion Financiera Colombiana S.A. is responsible for the compliance with the regulation. As such, the secretary shall submit a report as required by the Board of Directors, on the compliance with the regulation. In case of any breach, the Board of Directors shall take any appropriate corrective measure against the legal representatives, managers and other officials of the company, as the case may be.

FOUR: BOARD OF DIRECTORS REQUIREMENTS: The members of the Board of Directors prior to every assembly meeting, shall require the responsible official to verify the compliance with the procedures provided on the Regulation, so that they are advised on the compliance with the same, and shall take any appropriate measure to solve any default.

FIVE: INTERPRETATION: The interpretation of this regulation shall be made by the Board of Directors.